Exhibit 5.1
Emmet, Marvin & Martin, llp
Counsellors at Law

120 Broadway New York, New York 10271 212-238-3000 Fax: 212-238-3100 www.emmetmarvin.com	Writer’s Direct Dial
March 29, 2007
To the Addressees on
   the attached Schedule A
     Re:     SLM Private Credit Student Loan Trust 2007-A
Ladies and Gentlemen:
     We have acted as counsel for The Bank of New York Trust Company, N.A., a national banking association, as successor to Chase Bank USA, National Association, as Trustee (the “Trustee”), in connection with SLM Private Credit Student Loan Trust 2007-A (the “Trust”), a Delaware statutory trust created pursuant to the Short-Form Trust Agreement, dated as of January 2, 2007, among SLM Funding LLC (the “Depositor”), Chase Bank USA, National Association, as initial trustee (the “Initial Trustee”), and The Bank of New York (Delaware), as Delaware Trustee (the “Delaware Trustee”), as amended by the Agreement of Resignation, Appointment and Acceptance, dated as of March 16, 2007, pursuant to which The Bank of New York Trust Company, N.A., succeeded the Initial Trustee as Trustee for the Trust, and as amended and restated by an Amended and Restated Trust Agreement, dated as of March 29, 2007 (the “Amended and Restated Trust Agreement” and collectively, the “Trust Agreement”), among the Depositor, the Trustee, the Delaware Trustee and The Bank of New York, as Indenture Trustee (the “Indenture Trustee”). Capitalized terms used herein and not otherwise defined are used as defined in the Appendix A-l to the Indenture.
     In rendering the opinions set forth below, we have examined the originals, or copies certified to our satisfaction, of such agreements, documents, certificates and other statements of government officials and corporate officers of the Trustee and other papers as we deemed relevant and necessary as a basis for such opinions and have relied as to factual matters on representations, warranties and other statements therein. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all
New York, New York • Morristown, New Jersey • Stamford, Connecticut

EMMET, MARVIN & MARTIN, llp
documents submitted to us as copies. We have also assumed the due authorization, execution and delivery of instruments and agreements by the parties (other than the Trustee) thereto, and the authority and existence of such parties other than the Trustee.
     Based upon and subject to the foregoing, we are of the opinion that as of this date:
     1. The Trustee is a national banking association organized and validly existing and in good standing under the laws of the United States of America and is authorized and qualified, to act as Trustee under the Trust Agreement and to perform the obligations on its part to be performed under the Indenture, the Trust Agreement, the Servicing Agreement, the Administration Agreement, the VG Funding Interim Trust Agreement, the Funding Interim Trust Agreement, the Sale Agreement and the Purchase Agreements (collectively, the “Trustee Documents”).
     2. The execution, delivery and performance by the Trustee of the Trustee Documents has been duly authorized by all necessary corporate action on the part of the Trustee. The Trustee Documents have been duly executed and delivered by the Trustee, and constitute the legal, valid and binding obligations of the Trustee, enforceable against the Trustee, in accordance with their terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to the enforcement of creditors’ rights generally, and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
     3. The execution, delivery and performance of the Trustee Documents, by the Trustee does not conflict with or constitute a breach of the certificate of authorization from the Comptroller of the Currency or By-laws of the Trustee, or the terms of any indenture or other agreement or instrument known to us and to which the Trustee is a party or is bound or any judgment, order or decree known to us to be applicable to the Trustee, of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over the Trustee.
     4. No consent, approval or authorization of, or registration with or notice to any Federal or State banking authority is required for the execution, delivery or performance by the Trustee of the Trustee Documents.
     5. The Notes have been validly executed by the Trustee on behalf of the Trust and the Excess Distribution Certificate has been validly executed by the Trustee on behalf of the Trust and authenticated by the Indenture Trustee as authenticating agent for the Trustee.

EMMET, MARVIN & MARTIN, llp
     We are members of the New York Bar and do not hold ourselves out as experts on, nor do we express any opinion as to, the laws of any jurisdiction other than the laws of the State of New York and the Federal laws of the United States. This opinion is for your benefit and may not be disclosed to or relied upon by any other person without our prior written consent.
          Very truly yours,

EMMET, MARVIN & MARTIN, llp
SCHEDULE A

Sallie Mae, Inc.	Moody’s Investors Service, Inc.
12061 BluemontWay	99 Church Street
Reston, Virginia 20190	New York, New York 10007

SLM Funding LLC	Standard & Poor’s Ratings Services,
12061 Bluemont Way	a division of The McGraw-Hill Companies, Inc.
Reston, Virginia 20190	55 Wall Street
New York, New York 10041

Morgan Stanley & Co. Incorporated	The Bank of New York
1585 Broadway	101 Barclay Street, 4 West
New York, New York 10036	New York, New York 10286

Bane of America Securities LLC	SLM Private Credit Student Loan Trust 2007-A
214 North Tryon Street	c/o The Bank of New York (Delaware),
Mailcode: NC1 -027-21-04	100 White Clay Center, Route 273
Charlotte, North Carolina 28255	Newark, Delaware 19711

Deutsche Bank Securities Inc.	The Bank of New York Trust Company, N.A.
60 Wall Street	2 North LaSalle Street, Suite 1020
New York, New York 10005	Chicago, Illinois 60602

Fitch Ratings	Credit Suisse Securities (USA) LLC
One State Street Plaza	11 Madison Avenue
New York, New York 10004	New York, New York 10010

Lehman Brothers Inc.	Credit Suisse International
745 Seventh Avenue	One Cabot Square
New York, New York 10019	London El 4 4QJ
United Kingdom